SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

MiMedx Group, Inc.

(Name of Registrant as Specified In Its Charter)

Parker H. Petit

David J. Furstenberg

Shawn P. George

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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DATED MAY 31, 2019

MiMedx Group, Inc.

__________________________

SUPPLEMENT TO THE PROXY STATEMENT OF THE

MiMedx Shareholder Group

_________________________

Dear Fellow MiMedx Shareholder:

I am writing to you to explain recent developments in the proxy contest for the 2018 Annual Meeting. I, along with my nominees—David J. Furstenberg and Shawn P. George—have been fighting to remove as many of the current entrenched Board members as possible. Thankfully, a Florida court has forced MiMedx to hold the 2018 Annual Meeting on June 17, 2019 for the election of 3 Class II directors. I am hoping you give Dave, Shawn and myself a chance to turn our Company around. For the 2018 Annual Meeting, I nominated Dave and Shawn because I believe that they bring the TECHNICAL skills to thwart the efforts of an entrenched Board, even though we would still be a minority of the Board members. Dave is a certified public accountant and attorney. Shawn is a commercial lawyer and trial attorney with thirty-seven years of experience and a founding partner at his firm. They are both long term shareholders.

I believe that to effect real change at our Company, we need majority  control of the Board. That is why I pushed the Florida court to order the holding of the 2019 Annual Meeting as soon as possible. I am asking you for support to require the Company to hold the 2019 Annual Meeting at which 3 Class III directors will be elected on August 19, 2019. However, the Board is recommending that you vote against that proposal. I believe that the Board is extremely concerned that they will lose control and a different narrative about their past actions will come to light, which is why the Board is recommending that you vote against that meeting taking place so soon.

If our proposal to have the 2019 Annual Meeting take place on August 19, 2019 is approved by shareholders, I plan on nominating three individuals for the 2019 Annual Meeting. They will be healthcare executives who have built succesful businesses in order to expedite MiMedx back to a path of excellent growth and profitability.

Fortune Magazine ranked MiMedx as the 5th fastest growing company in 2017 when I was its CEO and Chairman—I believe we can achieve that growth again. Since my departure, MiMedx has been delisted from NASDAQ and the Board has fired 24% of its employees—that is 240 full-time hard-working employees.

Prescience Partners, LP, a hedge fund with no long-term connection to our Company was running a proxy contest to elect individuals to the Board and claimed it sought a change of control by advocating the election of six new directors, just as I have always advocated. Although Prescience had previously stated that the Class III directors should be up for election at the 2018 Annual Meeting, that is no longer the case. As you may have heard, Prescience settled with the Company, which has published its “Cooperation Agreement” with Prescience. This document makes it clear that Prescience has abandoned its efforts to change control of the Board. I believe Prescience only cares about short-term profits, which they seek to gain, in exchange for giving in to the Board’s demand to maintain majority control. As part of Prescience’s settlement agreement, they are able to only have two of their nominees up for election in 2018 and one in 2019. That means that more than a majority of the Board will NOT consist of nominees selected by Prescience but of the current board members or others selected by the current board members.

With a potential 10-person Board, my goal is to have 6 new nominees, none of whom are chosen by this current Board, by the end of the 2019 Annual Meeting. With your help, we can put the fate of MiMedx back in the hands of those shareholders who have been supporting our Company for lengthy periods of time.

I urge you to vote on the WHITE proxy card “FOR ALL” of all three of my nominees listed in Proposal 1, “FOR” Proposal 2 and “FOR” Proposal 3.

Please review our proxy campaign websire, www.MiMedxBoardProxy.com, very often for updates.

Sincerely yours,

“Pete” Petit
Former Chairman and CEO of our Company

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

The following supplements and amends the definitive proxy statement, dated May 28, 2019 (the “Proxy Statement”), filed with the Securities and Exchange Commission (the “SEC”) by Parker H. “Pete” Petit (“Mr. Petit”), David J. Furstenberg (“Mr. Furstenberg”) and Shawn P. George (“Mr. George” and together the “MiMedx Shareholder Group”, “we”, “us” or the “Nominees”) in connection with the solicitation of proxies from the shareholders of MiMedx Group, Inc., a Florida corporation (“MiMedx” or the “Company”) for the 2018 Annual Meeting of Shareholders of the Company (the “Annual Meeting”).

Except as described in this document, the information provided in the Proxy Statement continues to apply and this supplement should be read in conjunction with the Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Proxy Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Proxy Statement. If you need another copy of the Proxy Statement, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090, or banks and brokers may call collect at (203) 972-9300.

Supplemental Disclosures

The Company has disclosed that the Annual Meeting is scheduled to be held at the Marietta Conference Center (Hilton Atlanta/Marietta) at 500 Powder Springs St., Marietta, GA 30064 on June 17, 2019, at 9:00 a.m. Eastern Daylight Time (EDT). As of May 30, 2019, the Company still has neither disclosed the Record Date nor the number of shares of Common Stock outstanding as of the Record Date.

In our Proxy Statement, we had required the Board to hold the 2019 Annual Meeting on July 25, 2019 and that no resolutions could be adopted by the Board (and not by the Company’s shareholders) subsequent to October 3, 2018 and prior to July 25, 2019. The Company did not include the date “July 25, 2019” in its preliminary proxy statement, but instead included our initial proposal whereby “July 25, 2019” is replaced with “August 19, 2019”. With the intent of increasing the likelihood that Proposals 2 and 3 will pass, we have conformed the dates in our Proposals 2 and 3 to those in the Company’s preliminary proxy statement. Our WHITE proxy card that you have received includes the updated Proposals.

Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from our Proxy Statement certain disclosure required by applicable law to be included in the Company’s proxy statement in connection with the Annual meeting. With regards to such disclosure, we refer shareholders to the Company’s preliminary proxy statement on Schedule 14A filed with the SEC on May 30, 2019.

If you have already voted using the Company’s proxy card, you have every right to change your vote by completing and mailing the enclosed WHITE proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the WHITE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” of MiMedx Shareholder Group’s definitive proxy statement, filed with the SEC on May 28, 2019.

We urge you to sign, date and return the WHITE proxy card “FOR ALL” three of our Nominees to the Board, “FOR” Proposal 2 and “FOR” Proposal 3.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor:

19 Old Kings Highway S., Suite 210

Darien, CT 06820

Banks and Brokers Call Collect: (203) 972-9300

All Others Call Toll-Free: (877) 972-0090

info@investor-com.com

Form of WHITE Proxy Card

MIMEDX GROUP, INC.

Proxy Card for 2018 Annual Meeting of Shareholders

Scheduled for June 17, 2019 at 9:00 AM EDT (the “Annual Meeting”):

THIS PROXY SOLICITATION IS BEING MADE BY PARKER H. “PETE” PETIT, DAVID J. FURSTENBERG
AND SHAWN P. GEORGE (COLLECTIVELY, THE “NOMINEES”)

THIS BOARD OF DIRECTORS OF MIMEDX GROUP, INC. IS NOT SOLICITING THIS PROXY

The undersigned appoints Parker H. Petit, John G. Grau and Aneliya S. Crawford and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of MiMedx Group, Inc., a Florida corporation (the “Company”), that the undersigned would be entitled to vote at the Annual Meeting of shareholders of the Company scheduled to be held at the Marietta Conference Center (Hilton Atlanta/Marietta) at 500 Powder Springs St., Marietta, GA 30064 on June 17, 2019 at 9:00 a.m. Eastern Daylight Time, including at any continuations, adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any continuation, adjournment, postponement or substitution thereof that are unknown to the Nominees a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any continuations, adjournments or postponements thereof).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted “FOR ALL” of all three of the nominees listed in Proposal 1, “FOR” Proposal 2 and “FOR” Proposal 3. None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters.

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INSTRUCTIONS: FILL IN VOTING BOXES “■” IN BLACK OR BLUE INK.

We recommend that you vote “FOR ALL” of the Nominees below:

Proposal 1 – Election of the three individuals nominated by the MiMedx Shareholder Group to serve as Class II directors until their respective successors are duly elected and qualified.

Nominees:	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
Parker H. “Pete” Petit David J. Furstenberg Shawn P. George	□	□	□

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “For All Except” box above and write the name of the nominee(s) from which you wish to withhold in the space provided below.)

We recommend that you vote “FOR” Proposal 2:

	FOR	AGAINST	ABSTAIN
Proposal 2 – To adopt a resolution to amend the Bylaws of the Company to require the election of the three Class III Directors of the Board of Directors of the Company (the “Board”) to take place on August 19, 2019 and to prohibit the Board from postponing or canceling such meeting.	□	□	□

We recommend that you vote “FOR” Proposal 3:

	FOR	AGAINST	ABSTAIN
Proposal 3 – To adopt a resolution that each provision or amendment of the Bylaws of the Company (adopted by the Board and not by the Company’s shareholders) subsequent to October 3, 2018 and prior to August 19, 2019 be repealed, effective as of the time this resolution is approved by the Company’s shareholders.	□	□	□

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES